SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JUNE TRAFFIC GROWS 170,000 (+2%)

RECORD 79.9M PAX CARRIED IN YEAR TO JUNE 13 (UP 4%)

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (3 July) released passenger and load factor stats for June 2013, with its monthly traffic increasing by 170,000 (up 2%) to 7.96m passengers over June 2012. Ryanair's rolling 12-month traffic to June 2013 rose by 4% to a record 79.9m passengers, as follows:

	Jun 12	Jun 13	Change	Yr to Jun 13
Passengers	7.79M	7.96M	+2%	79.9M (+4%)
Load Factor	84%	84%	-	82%

 Ryanair's Robin Kiely said:

                  "Ryanair's traffic increased by 2% over June 2012, despite the recent French ATC strike, where up to 90,000 Ryanair passengers were affected and over 500 flights were cancelled. Only Ryanair sells Europe's lowest fares with no fuel surcharges guaranteed, across over 1,600 routes, connecting 180 destinations, while delivering Europe's No 1 customer service, with the most on-time flights, fewest cancellations and least mishandled bags."

ENDS

For further information
please contact:
                                    Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-8121212          Tel: +353-1-6789333
                                    press@ryanair.com              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 July, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary